Capitol Series Trust

2960 N. Meridian St. Ste. 300

Indianapolis, IN 46208

November 20, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Ms. Christina Fettig

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Fettig:

Below please find our responses to your comments with respect to the Securities and Exchange Commission’s review of the Registrant’s Form N-CSR for the period ended August 31, 2014.

Comment:  Please update series and class identifiers with ticker symbols for all classes.

Response:  The Funds have updated the ticker symbols in the filing system.

Comment:  Form N-PX filing for the Trust does not distinguish for which series the responses are for.

Response:  The records of the Funds follow the order of the prospectus, with Growth Fund, followed by Value Fund and lastly Yield-Focus Fund and the page numbering at the bottom of the page(s) starts over as a new (Fund) record begins. Going forward, the Form N-PX filings will be updated to include the series name at the start of each record.

Comment:  Form N-CSR, page 6. The Staff suggested adding additional disclosure below the expense ratio table showing the most recent prospectus ratios, noting the shareholder may also “see the financial highlights for more recent expense ratio information” or an equivalent disclosure.

Response:  The Funds will add disclosure, as suggested above, to future N-CSR filings

Comment:  Form N-CSR, page 8. Form N1-A, Instruction 1(d) to Item 27(b)(7)(ii)(A) requires that the line graph be based on the Fund’s (or class) required minimum initial investment if that amount exceeds $10,000. The Institutional Shares minimum initial investment is $100,000, but the chart uses $10,000 as the starting point.

Response:  The Funds will account for this change in future filings by adjusting the Institutional Shares line graph disclosure to show a $100,000 minimum initial investment.

Comment:  Form N-CSR, page 23. There are 2 Business Development Companies (Ares Capital Corp. and Fifth Street Finance Corp.) listed under Financials on the Schedules of Investments. Consider separating or otherwise highlighting these securities into a separate category apart from other financial services companies.

Response:  The Funds will footnote, or otherwise identify, these types of holdings as business development companies in future Form N-Q and Form N-CSR filings.

Comment:  Form N-CSR, page 31-32, as an example. The prospectus for the Funds indicates that Institutional Shares has a lower expense structure than the Investor Shares, yet the financial highlights indicate that the gross expense ratio (before waivers) for Institutional Shares is higher than Investor Shares. Is this related to the recent inception of the Funds?

Response:  The unusual results of the gross expense ratio between the classes were due to a couple of factors during the period. Firstly, as the Funds were launched during this recently completed fiscal year, shareholder activity, relative to the size of each Fund and Class (the size of the Investor Shares was much smaller than the Institutional Shares for most of the period), varied greatly and varied from expectations and assumptions used in the initial prospectus. Secondly, actual expenses incurred during the year differed from the initial proforma estimates for expenses, causing changes to the daily rate of accrued expenses. Accordingly, the daily fund-level expense accruals allocated to each fund class on a pro-rata basis resulted in the total expense ratios for the Investor class of Meritage Growth Equity Fund and Meritage Yield-Focus Equity Fund to exceed those of the Institutional class of that fund.

Comment:  Form N-CSR. Audit Guide of Investment Companies (“Audit Guide”), Chapter 5.36. In the future consider adding disclosure around the method of allocating income and gains to each class of a Fund.

Response: The Funds will add this additional disclosure in the Notes to the Financial Statements for subsequent Form N-CSR filings.

Comment:  Form N-CSR, note 5, Notes to Financial Statements. Audit Guide, Chapter 7.129, disclose the impact on total return of the Fund due to the gain which was the result of a trading error.

Response:  The investment error caused by the Adviser, for which the Fund realized a gain of $2,660 impacted the net asset value of the Fund by less than $0.005/share, thus there was no impact to the total return during the period ended 8/31/14.

Comment:  Prospectus. The review noted that certain Funds have invested in Business Development Companies. The prospectus, dated December 19, 2013 indicates that Acquired Fund Fees and Expenses (“AFFE”) were estimated to be 0.00%. Did the AFFE in the prospectus include the Fund’s investments in BDC’s or other investment companies?

Response:  The Fund’s initial projected holdings for inception did not indicate any holdings in Business Development Companies, thus the estimated AFFE reflected no expenses related to those types of securities. The impact of the actual amount of holdings in BDC’s and other investment companies for the fiscal year completed will be included in the next prospectus update.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;
2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not preclude the Securities and Exchange Commission from taking any action with respect to the filing; and
3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zachary P. Richmond

Zachary P. Richmond

Treasurer and Chief Financial Officer